Coca-Cola Bottling Co. Consolidated
4100 Coca-Cola Plaza
Charlotte, NC 28211
August 2, 2010
VIA EDGAR
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Coca-Cola Bottling Co. Consolidated Form 10-K Filed March 18, 2010 File No. 000-9286
Dear Mr. Reynolds:
This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K of Coca-Cola Bottling Co. Consolidated (the “Company”) for the year ended January 3, 2010, as set forth in your letter dated July 6, 2010.
For your convenience of reference, the Staff’s comments are provided herein in bold, with our response following the comment.
Form 10-K, filed March 18, 2010
Exhibits and Financial Schedules, page 106
1.	We note that exhibits 10.1 and 10.25 do not have some or all of the schedules, attachments, or exhibits as listed in the exhibit itself. Please file with your next periodic report each exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K or advise. Also, with respect to exhibits 10.25 and 10.26, it appears you do not provide the “relevant Amended Agreement,” “Appendix” or other executed agreements that contain the actual performance measures applicable to named executive officers. Please file such agreements or advise.

Mr. John Reynolds
United States Securities and Exchange Commission
August 2, 2010

Response:
Exhibit 10.1/Credit Agreement
Exhibit 10.1 to the Company’s Form 10-K for the fiscal year ended January 3, 2010 (the “2010 Form 10-K”) is the U.S. $200,000,000 Amended and Restated Credit Agreement, dated as of March 8, 2007 (the “Credit Agreement”), by and among the Company, the banks named therein and Citibank, N.A., as administrative agent. The Company originally filed the Credit Agreement as an exhibit to the Company’s Form 8-K filed on March 14, 2007. The Company will file the Credit Agreement as an exhibit to its Quarterly Report on Form 10-Q for the quarterly period ended July 4, 2010 that it expects to file in early August and, when it does so, will include all of the schedules, attachments and exhibits to the Credit Agreement.
Exhibit 10.25/Annual Bonus Plan
Exhibit 10.25 to the 2010 Form 10-K is the Company’s Annual Bonus Plan. The Company originally filed the Annual Bonus Plan as Appendix B to its Proxy Statement for its 2007 Annual Meeting of Stockholders (the “2007 Proxy Statement”) at which the Annual Bonus Plan was submitted to and approved by the Company’s stockholders. The Annual Bonus Plan was described in the 2007 Proxy Statement and has been described in all of the Company’s proxy statements filed since then.
Cash awards have been made for each of 2007, 2008, 2009 and 2010 in the manner contemplated by the Annual Bonus Plan and using the performance measures and factors set forth on Annex A thereto (a copy of which Annex A is attached to the form of Annual Bonus Plan attached as Appendix B to the 2007 Proxy Statement that is incorporated by reference into the 2010 Form 10-K). These cash awards and the performance measures and factors are specifically identified, quantified and described in the Company’s annual proxy statement for each year as part of the Company’s discussion of its compensation for the prior year.
The Company does not enter into individual award agreements with executive officers or other employees who receive awards under the Annual Bonus Plan. Instead, in the first quarter of each year at a regularly scheduled meeting, the Company’s Compensation Committee establishes the specific performance measures and factors for awards for that particular year. We do not believe this action taken by the Compensation Committee at a meeting constitutes an amendment to the Annual Bonus Plan or creates a contract or agreement with the participants in the Annual Bonus Plan. Instead, the Compensation Committee is simply taking action in the manner contemplated by the Annual Bonus Plan. The amount of the awards and related performance measures and factors are then individually communicated to participants in the Annual Bonus Plan. In light of these particular facts and circumstances, the Company does not believe that there are any further schedules, attachments, exhibits or agreements that it is required to file as an exhibit with respect to the Annual Bonus Plan. The Company notes that its disclosure of awards under the Annual Bonus Plan is consistent with the Staff’s guidance in Compliance Disclosure Interpretations 117.09, 117.10 and 117.11 to Form 8-K.

Mr. John Reynolds
United States Securities and Exchange Commission
August 2, 2010

Exhibit 10.26/Long-Term Performance Plan
Exhibit 10.26 to the 2010 Form 10-K is the Company’s Long-Term Performance Plan. The Company originally filed the Long-Term Performance Plan as Appendix C to its Proxy Statement for its 2007 Annual Meeting of Stockholders at which the Long-Term Performance Plan was submitted to and approved by the Company’s stockholders. The Long-Term Performance Plan was described in the 2007 Proxy Statement and has been described in all of the Company’s proxy statements filed since then.
The Company made awards in the first quarter of 2008, 2009 and 2010 under the Long-Term Performance Plan for the three-year periods beginning with each such year. These awards were made in the manner contemplated by the Long-Term Performance Plan and using the performance goals set forth therein. The amounts of these awards and the performance goals are specifically identified, quantified and described in the Company’s annual proxy statement for each year as part of the Company’s discussion of its compensation for the prior year.
After the amounts of the awards and the related performance goals were established in the first quarter of each year, the Company presented individual participants with a Long-Term Performance Plan Bonus Award Agreement (the “Award Agreement”) that is in the form of a certificate. While the Company notes that the form of the Award Agreement is consistent with the previously disclosed terms of the Long-Term Performance Plan, the Company will file the form of the Award Agreement as an exhibit to its Quarterly Report on Form 10-Q for the quarterly period ended July 4, 2010 that it expects to file in early August. The Company does not believe it is necessary to file individual Award Agreements as exhibits to its filings in light of the Instruction to Paragraph (b)(10) of Item 601 of Regulation S-K which provides that “registrants need only file copies of the various compensatory plans and need not file each individual director’s or executive officer’s personal agreement under the plans unless there are particular provisions in such personal agreements whose disclosure in an exhibit is necessary to an investor’s understanding of that individual’s compensation under the plan.” The Company notes that the Award Agreements are all identical other than with respect to each individual’s award amount and that it is not necessary to file Award Agreements for each executive officer. Finally, the Company notes that this treatment of awards under the Long-Term Performance Plan will be consistent with the Staff’s guidance in Compliance Disclosure Interpretations 117.09, 117.10 and 117.11 to Form 8-K.
Other
2.	We note the Form 8-K filed April 7, 2010 and the legal opinion and other exhibits relating to an April 2, 2010 prospectus for 7% notes due 2019. It is unclear whether you filed a supplemental indenture in connection with this offering. Please advise. With respect to the foregoing, please consider Compliance Disclosure Interpretation 201.04 to the Trust Indenture Act for helpful guidance.

Mr. John Reynolds
United States Securities and Exchange Commission
August 2, 2010

Response: The Company issued $110,000,000 aggregate principal amount of 7.00% senior notes due 2019 (the “senior notes”) pursuant to a Registration Statement on Form S-3 (Registration No. 333-155635) that was filed with the Commission on November 24, 2008 and declared effective on December 18, 2008. In connection with the issuance of the senior notes, the Company filed a preliminary prospectus on April 2, 2009 and a final prospectus on April 3, 2009. In addition, the Company filed a Form 8-K on April 7, 2009 in which it reported its entering into the underwriting agreement related to the senior notes as well as certain other information related to the senior note offering. The Company filed the underwriting agreement, the form of senior note and the Exhibit 5 legal opinion as exhibits to the Form 8-K dated April 7, 2009.
The senior notes were issued under an indenture originally dated as of July 20, 1994 between the Company and NationsBank of Georgia, National Association, as trustee, as such indenture was supplemented and restated in its entirety by the supplemental indenture dated March 3, 1995, as amended and supplemented (the “Supplemental Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee. This Supplemental Indenture had previously been filed as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2002. The Registration Statement on Form S-3 (Registration No. 333-155635) under which the senior notes were offered and sold included as exhibits both the Supplemental Indenture and the Statement of Eligibility on Form T-1 for The Bank of New York Mellon Trust Company, N.A., the successor trustee under the Supplemental Indenture.
Pursuant to the terms of the Supplemental Indenture, the Company prepared and executed a global note in connection with the closing of the senior note offering, the form of which was filed as Exhibit 4.1 to the Company’s Form 8-K dated April 7, 2009. While the Company did deliver various closing certificates and orders to the successor trustee under the Supplemental Indenture, the Company was not required to nor did it enter into a further supplemental indenture in connection with the issuance of the senior notes. Instead, the Company issued the senior notes in the manner contemplated by the Supplemental Indenture by simply executing a senior note dated April 7, 2009 in the original principal amount of $110,000,000. The Company advises the Staff that certain terms related to the senior notes (e.g., the Company’s optional redemption right and the Company’s obligation to make an offer to repurchase the senior notes upon certain change of control triggering events) were established, as contemplated by Section 301 of the Supplemental Indenture, pursuant to a board resolution and officers’ certificate delivered to the trustee and set forth in the actual senior note rather than in a supplemental indenture.
The Company believes the approach it followed in connection with the senior notes offering is consistent with that outlined by the Staff in Compliance Disclosure Interpretation 201.04 to the Trust Indenture Act.

Mr. John Reynolds
United States Securities and Exchange Commission
August 2, 2010

DEF 14A, filed March 30, 2010
Risk Analysis of Compensation Plans, page 39
3.	We note the statement on page 39 that you reviewed your compensation policies and practices and “concluded that any risks arising from [the] policies and practices are not reasonably likely to have a material adverse effect on Coke Consolidated.” Please describe for us the process you undertook to reach the conclusion that disclosure is not necessary under Item 402(s) of Regulation S-K.
Response: As described in the “Compensation Discussion and Analysis” section of the Company’s most recent proxy statement, the Company’s Compensation Committee and its senior management have designed the Company’s compensation programs to achieve a number of goals, including the following:
•	Motivating the Company’s executive officers to achieve the Company’s annual and long-term strategic goals;

•	Appropriately taking into account risk and reward in the context of the Company’s business environment and long-range business plans;

•	Being affordable and appropriately aligned with stockholder interests; and

•	Achieving a reasonable balance across types and purposes of compensation, particularly with respect to fixed compensation objectives, short-term and long-term based performance-based objectives and retention and retirement objectives.
In light of these goals, the Company’s Compensation Committee and its senior management have routinely considered risk as they have designed the various elements of the Company’s compensation programs. During the first quarter of 2010, members of the Company’s senior management along with human resources personnel considered the Company’s compensation policies and practices for all employees and confirmed their conclusion that the risks arising from these policies and practices are not reasonably likely to have a material adverse effect on the Company.
The Company notes the following factors with respect to the determination that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company:
•	The Company believes that its compensation programs are reasonably balanced across types of compensation and the various objectives they are designed to reward.

Mr. John Reynolds
United States Securities and Exchange Commission
August 2, 2010

•	While the Company does not engage in compensation benchmarking, it does retain Hewitt Associates to conduct comparative studies of the Company’s executive compensation relative to peer companies.

•	The Company’s Annual Bonus Plan and its Long-Term Performance Plan provide for payouts based on the achievement of key financial goals under the Company’s long-range strategic plan and provide for increased payout as financial performance increases and less or no payout as financial performance decreases. Awards under these plans do not provide for payouts based on individual transactions that could transfer liability to the Company beyond the award date. In addition, the performance units awarded to the Company’s Chief Executive Officer vest based upon the Company’s achieving the specified corporate performance goals under the Annual Bonus Plan.

•	The specific corporate performance goals for the Company’s Annual Bonus Plan and its Long-Term Performance Plan are initially developed by the Company’s Chief Financial Officer, Chief Accounting Officer and Treasurer using financial models that assist them in determining the appropriate award criteria. These proposed models are reviewed with and approved by other executive officers of the Company before being presented to, reviewed with and approved by the Compensation Committee.

•	Performance goals are based on corporate and individual performance and are not based on other goals that may create increased risk such as the performance of individual business units or the accomplishment of particular tasks where the income and risk from the task extend over a significantly longer period of time.
Related Person Transactions, page 41
4.	We note the statement that prices are “generally set by The Coca-Cola Company.” With a view to clarifying disclosure in future filings, please advise us of the mechanics for determining the price and other material terms of the concentrates, syrups and marketing programs.
Response: The Company’s business consists primarily of the production, marketing and distribution of nonalcoholic beverage products of The Coca-Cola Company, which is the sole owner of the secret formulas for the concentrates or syrups used to make these products. Accordingly, the Company engages in various transactions with The Coca-Cola Company, including transactions relating to its purchase of concentrates and syrups from The Coca-Cola Company and its marketing funding arrangements with The Coca-Cola Company.

Mr. John Reynolds
United States Securities and Exchange Commission
August 2, 2010

Purchase of Concentrates and Syrups
The Company has entered into various agreements with The Coca-Cola Company that entitle the Company to produce, market and distribute in its exclusive territory The Coca-Cola Company’s nonalcoholic beverages in bottles, cans and five gallon pressurized pre-mix containers. These agreements with The Coca-Cola Company generally require the Company to purchase concentrates and syrups at prices, on terms of payment, and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company in its sole discretion. The Company has entered into additional agreements with The Coca-Cola Company generally providing that The Coca-Cola Company will sell syrups and concentrates to the Company at prices no greater than those charged to other bottlers party to agreements substantially similar to those between the Company and The Coca-Cola Company.
In addition, the Company entered into an agreement with The Coca-Cola Company to test an incidence-based pricing model for 2008 for all sparkling beverages for which the Company purchases concentrate from The Coca-Cola Company. Under this model, the concentrate price The Coca-Cola Company charges is impacted by a number of factors, including the Company’s pricing of finished products, the channels in which the finished products are sold and package mix. For 2009 and 2010, the Company has continued to purchase concentrate under this incidence-based pricing model and did not purchase concentrates at standard concentrate prices as was the practice in prior years.
Marketing Funding Arrangements
The Company’s agreements with The Coca-Cola Company generally require the Company to use all approved means and spend such funds on advertising and other forms of marketing as may be reasonably required to satisfy demand for The Coca-Cola Company’s beverage products in its territories. The Company is required to meet annually with The Coca-Cola Company to present its marketing, management, and advertising plans for the upcoming year, including financial plans showing that the Company has the consolidated financial capacity to perform its duties and obligations to The Coca-Cola Company.
The Company relies extensively on advertising and sales promotion in the marketing of its products. The Coca-Cola Company and other beverage companies that supply concentrates, syrups and finished products to the Company have historically made substantial marketing and advertising expenditures to promote sales in the local territories served by the Company. The Company also benefits from national advertising programs conducted by The Coca-Cola Company and other beverage companies. Certain of the marketing expenditures by The Coca-Cola Company and other beverage companies are made pursuant to annual arrangements.
While The Coca-Cola Company has provided the Company with marketing funding support in the past, the Company’s bottling agreements generally do not obligate The Coca-Cola Company to do so. The Company has however entered into agreements with The Coca-Cola Company

Mr. John Reynolds
United States Securities and Exchange Commission
August 2, 2010

generally providing that The Coca-Cola Company will offer marketing funding to the Company in a manner consistent with its dealing with comparable bottlers.
Future Proxy Statement Disclosure
The Company will provide additional disclosure in its proxy statement in the future with respect to its purchase of concentrates and syrups from The Coca-Cola Company and its marketing funding arrangements with The Coca-Cola Company. In particular, the future disclosure with respect to the purchase of concentrates and syrups will discuss the following items:
•	The Company’s agreements with The Coca-Cola Company generally require it to purchase concentrates and syrups at prices, on terms of payment, and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company in its sole discretion;

•	The Company has entered into additional agreements with The Coca-Cola Company generally providing that The Coca-Cola Company will sell syrups and concentrates to the Company at prices no greater than those charged to other bottlers party to agreements substantially similar to those between the Company and The Coca-Cola Company; and

•	The Company’s and The Coca-Cola Company’s incidence-based pricing model is utilized for Company purchases of sparkling beverage concentrate from The Coca-Cola Company.
In addition, the future disclosures with respect to the Company’s marketing funding arrangements with The Coca-Cola Company will discuss the following items:
•	While The Coca-Cola Company has provided the Company with marketing funding support in the past, the Company’s bottling agreements generally do not obligate The Coca-Cola Company to do so; and

•	The Company has entered into additional agreements with The Coca-Cola Company generally providing that The Coca-Cola Company will offer marketing funding to the Company in a manner consistent with its dealing with comparable bottlers.
*                    *                    *                    *

Mr. John Reynolds
United States Securities and Exchange Commission
August 2, 2010

The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	comments from the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration of our conclusions and proposed disclosure. Please call me at 704-557-4219 if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,
/s/William J. Billiard
William J. Billiard
Vice President, Controller Chief Accounting Officer

cc:	Erin Wilson James Lopez